VIA EDGAR                                                                                                                                                                                                                           January 23, 2013

Sandra Hunter
Sonia Barros
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re: Renegade Ventures, Inc.
Registration Statement on Form S-11
Filed January 3, 2013
File No. 333-183499

Item 5. Dilution, page 12

1.
We note your response to comment 1 of our letter dated November 20, 2012 and we note that the Class B shares are convertible into Class A shares on a 1-for-1 basis, and that the Class B shares outstanding impact the dilution to the equity interests of the purchasers of Class A shares. Please revise your dilution tables to include all shares of common stock outstanding in your calculations, not just Class A Common Stock.

Revised to include a table on the dilution that would occur for the Class B.

Item 10. Management’s Discussion and Analysis…, page 17

2.
Please revise your MD&A to provide updated information for the period ended December 31, 2012. This includes updating your current discussion and adding discussion of any new transactions, such as the property acquisition.

Revised.  Additionally, we modified the funding dates due to the delay in the company’s S-11 being effective.  As a result, the Company to extended the date of its Phase 1 expansion to June 2013.

Financial Statements, page 34

3.
Please revise your financial statements to correct column headers to properly reflect the period presented, and whether or not the financial information is audited. For your balance sheet you should have two columns with one column being as of June 30, 2012 and the other column being as of December 31, 2012. In addition your six months ended December 31, 2012 income statement indicates that the period is audited. Please mark this as unaudited or have your auditors correct their audit report.

Revised.

4.	Please revise your financial statements to provide the cumulative information required for development stage entities. Refer to ASC 915.

Revised.

5.
Net Income through June 30, 2012 on your statement of operations does not agree with the retained earning balance on your balance sheet or with net income on your statement of cash flows. Please revise.

Revised the typographical error that occurred in the last filing.

6.	Please revise your financial statements to provide updated footnote disclosure for the period ended December 31, 2012.

Revised.

☐	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
☐	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
☐	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Renegade Ventures, Inc.

By: /s/ Joseph Wade
Name: Joseph Wade
Title: Chief Financial Officer